EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report – class action

On April 19, 2017, the Company received (via e-mail and not by means of due service of process) a class action certification motion which was filed with the Tel Aviv District Court against the Company and against its subsidiary, Walla! Communications Ltd., Yad2 and an advertising company owned by Walla (hereinafter collectively, the “Respondents”). The motion pertains to the Company’s B144 service, which enables businesses to advertise on the internet (the “Service”). According to the petitioner, the Respondents sent subscribers to the Service unlawful charges. The petitioner estimates the class action amount at NIS 1.11 billion (based on an estimate of 300,000 customers and compensation of NIS 3,700 per customer).

The Company is studying the motion and is unable to evaluate its likelihood of success at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.